FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, **April** ,20 **02**

MDC CORPORATION INC. File #00-19382

(Translation of registrant's name into English)

45 Hazelton Avenue, Toronto, Ontario M5R 2E3

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

SIGNATURES

Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDC CORPORATION INC.
(Registrant)

Date: May 13, 2002

By: ______ (Signature)

Walter Campbell
Senior Vice President Finance

Print the name and title of the signing officer under their signature

MDC
CORPORATION INC.

PRESS RELEASE
FOR IMMEDIATE RELEASE

FOR:	MDC Corporation Inc. 45 Hazelton Avenue Toronto, Ontario M5R 2E3	
CONTACTS:	Miles S. Nadal Chairman & CEO (416) 960-9000 Ext.223	James C. Johnson President & COO (416) 960-9000 Ext.239
	Peter M. Lewis Executive Vice President & CFO (416) 960-9000 Ext.272	Walter Campbell Senior Vice-President Finance (416) 960-9000 Ext.336
TSE Stock Symbol:	MDZ.A	
NASDAQ Stock Symbol:	MDCA	
Website:	www.mdccorp.com	

Attention Business Editors:

Davis + Henderson Income Fund Closes Public Offering of Units

MDC Sells Remaining Interest in Davis + Henderson for Gross Proceeds of Approximately $200 Million

TORONTO, Ontario (April 2, 2002) - MDC Corporation Inc. ("MDC") of Toronto and Davis + Henderson Income Fund announced today that they have closed:

- a public offering of 18,965,792 units of the Fund for gross proceeds of approximately $200 million, and

- the transfer to the Fund of MDC's remaining 50.1% interest in Davis + Henderson.

The offering has been underwritten by a syndicate led by CIBC World Markets Inc. and Scotia Capital Inc., which includes BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Griffiths McBurney & Partners and Merrill Lynch Canada Inc. The Fund units have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

As part of the closing of this offering, and together with amounts received in connection with the initial public offering of the Fund, MDC will have realized gross proceeds of approximately $470 million (before commissions and expenses). Following the closing of the offering, MDC no longer has a continuing interest in Davis + Henderson, Limited Partnership. MDC's nominees to the board of directors of Davis + Henderson G.P. Inc., and the chairman of the board, have resigned and Paul Damp is now the chairman of the board.

Proceeds received by MDC from this offering will be used for the repayment of indebtedness and general corporate purposes.

Subsequent to this transaction, MDC's business services operations will include outsourced business services to financial institutions and Maxxcom, Canada's leading marketing and communications services organization.

The principal driver of MDC's remaining services to financial institutions is Custom Checks, whose personalized transaction products activities include personal and business cheques in the growing direct-to-consumer cheque business in the United States.

"The completion of the transaction will strengthen MDC's balance sheet and place it in a position to grow as new opportunities are presented that reinforce our strategic positioning" stated Miles S. Nadal, Chairman and Chief Executive Officer of MDC. "We are pleased to have been associated with such an outstanding organization as Davis + Henderson and believe that MDC's shareholders will benefit from the value that has been crystallized as a result of the sale," added Mr. Nadal.

"This transaction represents the successful conclusion by MDC of another chapter of its business plan. Substantially all of the proceeds from the sale of MDC's remaining interest in Davis + Henderson will be used to reduce MDC's indebtedness by acquiring US$112.5 million of its outstanding high yield debt at 89% of the original principal amount, in accordance with the consent solicitation process MDC has recently undertaken," commented Jamie Johnson, President and Chief Operating Officer.

Cautionary Statement on Forward-Looking Statements

Certain statements made in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result" or similar words or phrases. Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by MDC with the Securities and Exchange Commission, including in its Forms 10-K and 10-Q. New risk factors emerge from time to time and it is not possible for management to predict all of those risk factors, nor can it assess the impact of all of those risk factors on MDC's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

About Davis + Henderson

Davis + Henderson and its predecessors have been serving Canadian financial institutions and their account holders since 1875. Through an integrated service offering, Davis + Henderson has become the market leading company in Canada assisting financial institutions with the operation of their cheque supply programs.

About MDC Corporation Inc. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC offers security sensitive transaction products and services in four primary areas: Personalized Transaction Products such as personal and business cheques; Electronic Transaction Products such as credit, debit, telephone & smart cards; Secure Ticketing Products, such as airline, transit and event tickets; and Stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom is the largest full-service marketing communications organization based in Canada. Its entrepreneurial partner firms provide a comprehensive range of communications services to clients in North America, the United Kingdom and Europe. Services include advertising, direct marketing, database management, sales promotion, public relations, investor relations, market research, corporate identity and branding and interactive marketing.

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